Exhibit 8.1

December 12, 2011

The Board of Directors of	The Board of Directors of
1st United Bancorp, Inc.	Anderen Financial, Inc.
One North Federal Highway	3450 East Lake Road
Boca Raton, Florida 33432	Palm Harbor, FL 34685

Re:	Agreement and Plan of Merger by and among 1st United Bancorp, Inc., Anderen Financial, Inc. and Anderen Bank – United States Federal Income Tax Consequences

Gentlemen:

          We have served as counsel to 1st United Bancorp, Inc., a Florida corporation (“Bancorp”), in connection with the Agreement and Plan of Merger dated October 24, 2011 (the “Agreement”) by and among 1st United Bancorp, Inc., Anderen Financial, Inc. and Anderen Bank, which Agreement contemplates that (i) Anderen Financial, Inc., a Florida corporation (“AFI”), will merge with and into Bancorp (the “Holding Company Merger”) and (ii) Anderen Bank (“Anderen Bank”), a Florida-chartered commercial bank and subsidiary of AFI, will merge with and into 1st United Bank (“1st United”), a Florida-chartered commercial bank and wholly-owned subsidiary of Bancorp (the “Bank Merger”) (collectively, the “Mergers”), each as described in the Registration Statement on Form S–4 to be filed by Bancorp with the Securities and Exchange Commission (the “Registration Statement”). This opinion concerning federal income tax consequences is being rendered pursuant to the requirements of §8.1(g) of the Agreement. All capitalized terms, unless otherwise specified, have the meaning assigned to them in the Registration Statement and/or the Agreement.

          In connection with this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of (i) the Agreement, (ii) the Registration Statement, and (iii) such other documents as we have deemed necessary or appropriate in order to enable us to render the opinion below. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified, conformed or photostatic copies and the authenticity of the originals of such copies. In making our examination of documents executed, or to be executed, we have assumed that such parties had, or will have, the power, corporate or other, to enter into and perform all obligations thereunder. This opinion is subject to the receipt by us prior to the Effective Time of certain written representations and covenants of Bancorp and AFI. Furthermore, we have relied upon factual assumptions and representations made by officers of Bancorp and AFI, without any independent verification. In particular, we have assumed that Bancorp stock will constitute at least 50% of the total consideration received by AFI shareholders in the aggregate based upon values determined at closing (without consideration of cash paid in lieu of fractional shares of Bancorp common stock which, in the aggregate, will constitute less than 1% of the total consideration).

          Pursuant to a formula contained in the Agreement, each shareholder of AFI will receive shares of Bancorp common stock and cash for each share of AFI common stock surrendered in the Holding Company Merger. Cash will be paid in lieu of fractional shares of Bancorp common stock in order to avoid the expense attendant to issuance of fractional shares. Subsequent to the Holding Company Merger, Anderen Bank, which at that time will be a wholly-owned subsidiary of Bancorp, will be merged with and into 1st United, also a wholly-owned subsidiary of Bancorp.

          In rendering this opinion, which is set forth below, we have assumed that the Mergers will be consummated in accordance with the terms of the Agreement. Furthermore, we have relied upon the facts and assumptions set forth above which are based upon the factual assumptions and representations made in the AFI Certificate and the Bancorp Certificate, without any independent verification.

          Based upon and subject to the foregoing, and subject to the limitations, qualifications, exceptions and assumptions set forth herein and in the Registration Statement under “Material United States Federal Income Tax

Phillips Point  777 South Flagler Drive, Suite 500 East  West Palm Beach, FL 33401  p 561-655-1980  f 561-655-5677  GUNSTER.COM

F o r t  L a u d e r d a l e  |  J a c k s o n v i l l e  |  M i a m i  |  P a l m  B e a c h  |  S t u a r t  |  T a l l a h a s s e e  |  V e r o
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The Board of Directors of 1st United Bancorp, Inc.
The Board of Directors of Anderen Financial, Inc.
December 12, 2011

Consequences of the Merger”, we are of the opinion that:

(i) assuming the Mergers occur as contemplated by Agreement and the Registration Statement, each of the Mergers will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), with the United States federal income tax consequences to holders of AFI common stock as described under “Material United States Federal Income Tax Consequences of the Merger”;

(ii) no gain or loss will be recognized by the shareholders of AFI with respect to the exchange in the Holding Company Merger of AFI common stock for Bancorp common stock, except that gain will be recognized to the extent of any cash received (including any cash received in lieu of fractional shares);

(iii) the holding period for the shares of Bancorp common stock will include the holding period for the shares of AFI common stock exchanged therefor provided that AFI common stock was held as a capital asset on the date of the exchange;

(iv) the tax basis of the shares of Bancorp common stock received by each shareholder of AFI common stock (including fractional shares deemed received and redeemed) will equal the tax basis of such shareholder’s shares of AFI common stock surrendered in exchange therefor, (i) decreased by the cash received by such shareholder (other than cash received in lieu of a fractional share of Bancorp common stock) and (ii) increased by any gain recognized by such shareholder in the exchange; and

(v) neither AFI nor Bancorp will recognize gain or loss as a consequence of the Mergers (except for amounts resulting from any required change in accounting methods and any income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Code).

          Except as set forth above, we express no opinion as to the tax consequences to any party, whether Federal, state, local or foreign, of the Mergers or of any transactions related to the Mergers or contemplated by the Agreement.

          Our opinion expressed herein is based upon the provisions of the Code, Treasury regulations (both current and proposed) promulgated thereunder, pertinent judicial authorities, published opinions and administrative pronouncements of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect and available on the date of this opinion and all of which are subject to change or differing interpretations, possibly with retroactive effect. A change in any of the authorities upon which our advice is based could affect our conclusions herein. There can be no assurance, moreover, that our opinion will be accepted by the IRS or, if challenged, by a court. In addition, any material changes to the documents referred to above could affect our conclusions herein. We assume no obligation to advise you of any change in any such provision or views which would affect our opinion set forth herein. Furthermore, the opinions provided herein are provided as legal opinions only and not as a guarantee or warranty of the matters discussed herein.

          We have assumed that the Agreement and Plan of Merger completely and accurately describes the Mergers, and that all facts, assumptions, and representations set forth above will be complete and accurate at the time of the Mergers. We have assumed that the Agreement and all documents identified in the Agreement and in the Registration Statement represent all of the documents related to the Mergers, that there are no other documents, no “side letters,” and no other written agreements or oral agreements which are an integral part of the Mergers. Our opinion would require reevaluation in the event of any change in any pertinent fact, assumption or representation. Please bear in mind that our opinion is ineffective, and null and void if there is less than a 50% continuity of shareholder interest of the AFI Shareholders (i.e., that the value, as of the Effective Time of the Holding Company Merger, of the Bancorp common stock received by the holders of AFI common stock is at least equal to 50% or more of the total merger consideration received by all holders of AFI common stock, taking into consideration all sales, redemptions, and other dispositions of AFI common stock occurring prior or subsequent to the Holding Company Merger and which is part of the plan of reorganization, but without taking into consideration cash paid in lieu of fractional shares of Bancorp common stock which, in the aggregate, will constitute less than 1% of the total consideration).

          We consent to the inclusion of this opinion letter as part of the Registration Statement. In giving this consent,

The Board of Directors of 1st United Bancorp, Inc.
The Board of Directors of Anderen Financial, Inc.
December 12, 2011

we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ GUNSTER, YOAKLEY & STEWART, P.A.

GUNSTER, YOAKLEY & STEWART, P.A.

MJS/AR/DJG